Exhibit 99.1

Icon Energy Corp. Announces Reverse Stock Split

ATHENS, GREECE, January 6, 2026 (GLOBE NEWSWIRE) - Icon Energy Corp. (“Icon” or the “Company”) (Nasdaq: ICON), an international shipping company providing worldwide seaborne transportation services for dry bulk cargoes via its fleet of oceangoing vessels, announced today that its board of directors (the “Board”) has determined to effect a 1-for-5 reverse stock split (the “Reverse Stock Split”) of the Company’s issued common shares par value $0.001 (the “Common Shares”), effective at the opening of trading on January 8, 2026.

The Reverse Stock Split will be effective, and the Common Shares will begin trading on a split-adjusted basis on the Nasdaq Capital Market, at the opening of trading on January 8, 2026, under the existing trading symbol “ICON.” The new CUSIP number for the Common Shares following the Reverse Stock Split will be Y4001C 305.

When the Reverse Stock Split becomes effective, every 5 issued and outstanding Common Shares will be automatically converted into 1 issued and outstanding Common Share without any change in (i) the par value per share or (ii) the total number of Common Shares the Company is authorized to issue.

Background and Purpose

The Board has determined that the Reverse Stock Split is in the best interest of the Company and its shareholders as a higher share price may enhance the Company’s appeal to a broader investor base while also ensuring the Company’s continued compliance with Nasdaq Capital Market listing standards.

Details

The Reverse Stock Split will not (i) affect any shareholder’s ownership percentage of Common Shares (except as a result of the cancellation of fractional shares), (ii) have any direct impact on the market capitalization of the Company, or (iii) modify any voting rights or other terms of the Common Shares. As of the date hereof, the Company had 3,460,000 outstanding Common Shares, which will be reduced to approximately 692,000 Common Shares following the effective Reverse Stock Split, to be adjusted for cancellation of any fractional shares.

No fractional shares will be created or issued in connection with the Reverse Stock Split. Shareholders who otherwise would be entitled to receive fractional shares because their pre-split holdings of Common Shares are not evenly divisible by the number of pre-split shares for which each post-split share is to be exchanged will receive a cash payment in lieu thereof at a price equal to that fraction of a share to which the shareholder would otherwise be entitled, multiplied by the closing price of the Common Shares on the Nasdaq Capital Market on January 7, 2026.

Shareholders with shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the impact of the Reverse Stock Split reflected in their accounts on or after January 8, 2026. Such beneficial holders may contact their bank, broker, or nominee for more information.

The Reverse Stock Split approved by the Board is within the range of ratios for a reverse stock split previously authorized by the shareholders of the Company.

About Icon Energy Corp.

Icon is an international shipping company that provides worldwide seaborne transportation services for dry bulk cargoes via its fleet of oceangoing vessels. Icon maintains its principal executive office in Athens, Greece, and its common shares trade on the Nasdaq Capital Market under the symbol “ICON.”

Cautionary Note Regarding Forward Looking Statements

This communication contains “forward-looking statements,” including with respect to the timing and effect of a reverse stock split and Nasdaq compliance. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions that are other than statements of historical fact are forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant risks, uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, the Company cannot provide assurance that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). As a result, you are cautioned not to unduly rely on any forward-looking statements, which speak only as of the date of this communication.

Factors that could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things: the Company’s future operating or financial results; the Company’s liquidity, including its ability to service any indebtedness; changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics; and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

Contact Information

Icon Energy Corp.
Dennis Psachos
Chief Financial Officer
+30 211 88 81 300
ir@icon-nrg.com
www.icon-nrg.com